Exhibit 99.1

UNAUDITED INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(Amounts in thousands of euros)

	6/30/2017	12/31/2016
ASSETS
Non-current assets
Intangible assets	156	96
Property, plant, and equipment	15,400	12,482
Other non-current financial assets	2,991	2,745

Total non-current assets	18,548	15,323

Current assets
Inventories	—	—
Customer accounts receivable	18	1,250
Other current assets	20,659	14,454
Cash and cash equivalents	198,685	256,473

Total current assets	219,363	272,177

TOTAL ASSETS	237,910	287,500

	6/30/2017	12/31/2016
LIABILITIES
Shareholders’ equity
Share capital	2,471	2,465
Premiums related to the share capital	406,391	405,882
Reserves	(144,638)	(50,968)
Net profit (loss)	(72,541)	(114,531)

Total shareholders’ equity	191,683	242,849

Non-current liabilities
Long-term financial debt	3,737	4,049
Non-current provisions	853	853
Other non-current liabilities	9,130	10,746

Total non-current liabilities	13,721	15,649

Current liabilities
Bank overdrafts	—	—
Short-term financial debt	728	591
Supplier accounts payable	15,266	13,720
Other current liabilities	16,513	14,692
Total current liabilities	32,507	29,003

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	237,910	287,500